

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

February 12, 2018

Mark W. Wong
Chief Executive Officer
S&W Seed Company
106 K Street, Suite 300
Sacramento, CA 95814

> **Re: S&W Seed Company**
> **Registration Statement on Form S-3**
> **Filed February 7, 2018**
> **File No. 333-222916**

Dear Mr. Wong:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Sonia Bednarowski at (202) 551-3666 with any questions.

Sincerely,

/s/ Justin Dobbie

Justin Dobbie
Legal Branch Chief
Office of Transportation and Leisure

cc: Steven M. Przesmicki, Esq.
       Cooley LLP